File No. 70-9825



                         SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                               Amendment No. 1 to FORM U-1

                               APPLICATION/DECLARATION

                                      Under

                    THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              NORTHEAST UTILITIES
                              174 Brush Hill Avenue
                      West Springfield, Massachusetts  08109

                     THE CONNECTICUT LIGHT AND POWER COMPANY
                             107 Selden Street
                          Berlin, Connecticut  06037

  (Name of companies filing this statement and address of principal executive offices)

                              NORTHEAST UTILITIES
                       (Name of top registered holding company)

                             Cheryl W. Grise, Esq.
                  Senior Vice President, Secretary and General Counsel
                       Northeast Utilities Service Company
                                 P.O. Box 270
                       Hartford, Connecticut  06141-0270
                     (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

                                                Jeffrey C. Miller
                                                 Assistant General Counsel
      Randy A. Shoop                            Richard M. Early, Esq.
      Treasurer                                  Senior Counsel
      The Connecticut Light and Power           Northeast Utilities Service
      Company                                   Company
      P.O. Box 270                              P.O. Box 270
      Hartford, Connecticut  06141-0270         Hartford, Connecticut 06141-027



The Application/Declaration is amended and restated in its entirety to read as follows:

ITEM 1. Description of Proposed Transaction

     1. The purpose of this Application/Declaration is to seek the Commission's order approving the sale by deed in lieu of condemnation of the South Meadow electric generating station (the "Station") by The Connecticut Light and Power Company ("CL&P") to the Connecticut Resources Recovery Authority ("CRRA"). CL&P is an electric company subsidiary of Northeast Utilities ("NU"), a registered holding company. CRRA is a public instrumentality and political subdivision of the State of Connecticut established by statute for the performance of essential public and governmental functions involving handling and disposal of solid waste, and resource recovery in Connecticut.

    2. The proposed sale of the Station (the "Transaction") is documented in a Title Transfer Agreement, a copy of which is attached as Exhibit B.1 to this Application/Declaration. The Station generates electricity (a) from steam derived from combustion of municipal solid waste in boilers owned by CRRA turning two steam turbines owned by CL&P and (b) by use of four jet turbine sets owned by CL&P. The capability of the Station is approximately
250 megawatts. As of November 30, 2000 the net book value (excluding dismantlement reserves) of the Station was approximately $2.9 million, as shown below:

                          Description                        Amount

                      Historical Cost                     $96,032,021
                      Accumulated Depreciation <F1>       93,106,687
                      Net Book Value                       $2,925,334
                      Dismantlement Reserves               $5,075,961
                      Net Book Value, with Dismantlement  ($2,150,627)

CRRA will pay CL&P $10 million for the property, plus a full assumption by CRRA of all but $2 million of on-site environmental obligations. Minor amounts of FERC-jurisdictional "transmission" assets will be included with the Station. CL&P will retain either a fee interest or adequate easement rights for the existing substation, switchyard and related transmission and distribution facilities, which CL&P intends to retain. CRRA will continue to use the Station to process municipal solid waste and to generate electricity for sale to CL&P and in the New England competitive markets.

     3. The Transaction is consistent with the Connecticut Electric Restructuring Act ("Restructuring Act"), which requires CL&P to divest all generating capacity. CL&P has effected the divestiture of its other non-nuclear generating stations through competitively bid auctions, and had intended to do so for the Station. However, CRRA, to protect its significant investment on the Station site in municipal solid waste processing and combustion facilities, sought and obtained approval of the Connecticut Department of Public Utility Control ("DPUC") to take the Station by eminent domain. A copy of CRRA's application to the DPUC is filed herewith as Exhibit D.1. The taking by CRRA was approved by the DPUC by Decision in Docket No.99-06-27(September 1, 1999), a copy of which is filed herewith as Exhibit D.2. As CRRA and CL&P negotiated the details of the condemnation, they determined that it would substantially simplify and expedite the transaction if CL&P tendered a deed in lieu of condemnation to CRRA for the Station. CRRA and CL&P jointly requested DPUC approval of this change in form of the transaction. A copy of this joint request is filed herewith as Exhibit D.3. A copy of the DPUC's order approving the request is filed herewith as Exhibit D.4. CL&P also sought and obtained approval by the Federal Energy Regulatory Commission ("FERC") under Section 203 of the Federal Power Act of CL&P's disposition of FERC-jurisdictional assets, i.e., transmission facilities used in interstate commerce. A copy of the FERC application is filed herewith as Exhibit D.5, and a copy of the FERC order approving the disposition is filed herewith as Exhibit D-6.

     4. The Transaction is the result of arm's length negotiations, has been reviewed and approved by the DPUC and found to be in the public interest, is subject to additional DPUC review and should be approved by the Commission. As the DPUC determined, this transaction will not only provide CL&P with a payment of $10 million, it will also relieve CL&P of significant environmental liabilities for the Station, which the record of the DPUC proceedings estimates as being worth an additional $20-$30 million, in addition to the cash consideration. The Transaction is in compliance with the Restructuring Act and will enable CL&P to complete the required divestiture of its non-nuclear generating capacity. The net proceeds of the Transaction will be invested in the Northeast Utilities System Money Pool (as approved in File No. 70-9755, HCAR No. 35-27328, December 28, 2000) and/or other short-term investments until later in 2001 when the proceeds will be used to reduce CL&P's short-term debt drawn down to meet working capital requirements, including tax payments due on the sale of the Millstone generating station. Exhibit I presents CL&P's journal entries to record the effect of the sale

ITEM 2. Fees, Commissions, and Expenses

     5. The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

Northeast Utilities Service Company
(Legal, Financial, Accounting and Other Services)     Not in excess of $10,000

Outside Support (Legal, Environmental and
Other Services)                                       approximately $350,000

ITEM 3. Applicable Statutory Provisions

     6. The sections of the Act and the related regulations of the Commission which are or may be applicable to the transactions as herein proposed are set forth below:

    (i) Sale of utility assets                        Section 12(d), Rule 44

To the extent any other sections of the Act or rules thereunder may be applicable to the proposed transactions, the Applicants request appropriate orders thereunder.

ITEM 4. Regulatory Approval

     7. Additional approvals are required from the DPUC and the FERC as described in Item 1.3 above.

ITEM 5. Procedure

     8. The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H.1. The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in
Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than February 15, 2001. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and
(iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Other Matters

     9. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

    10. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At December 31, 2000, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 76.1% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2000 ($617.3 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Company Act Release No. 27148, dated March 7, 2000
(the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

    11. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

    (i) NGC maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

   (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

   (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;
(iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

   (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

   (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

   12. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The
Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for the periods beginning March 7, 2000 and ending March 31, 2000, June 30, 2000, September 30, 2000, and December 31, 2000, respectively. As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:

                                       As of June 30, 2000
                               (thousands                  %
                               of dollars)

Common shareholders' equity      2,365,854               36.9
Preferred stock                    277,700                4.3
Long-term and short-term debt    3,768,353               58.8
                                 6,411,907              100.0

The consolidated capitalization ratios of NU as of September 30, 2000, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:

                                       As of September 30, 2000
                               (thousands                  %
                               of dollars)


Common shareholders' equity     2,413,785                37.9
Preferred stock                   277,700                 4.3
Long-term and short-term debt   3,683,667                57.8
                                6,375,152               100.0

The consolidated capitalization ratios of NU as of December 31, 2000, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:

                                       As of December 31, 2000
                               (thousands                  %
                               of dollars)

Common shareholders' equity     2,218,583               36.1
Preferred stock                   276,968                4.5
Long-term and short-term debt   3,653,843               59.4
                                6,149,394              100.0


     NU's consolidated retained earnings have decreased from $581.8 million as of December 31, 1999 to $495.9 million as of December 31, 2000. NU's interest in NGC (its only EWG or FUCO) has made a positive contribution to earnings in that time by contributing $26.4 million to NU's retained earnings with revenues of $108.5 million and net income of $26.4 million. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to NU's investments in EWGs and FUCOs has not had an adverse impact on NU's financial integrity.

ITEM 6. Exhibits and Financial Statements

    13. The following exhibits and financial statements are filed herewith:

    (a) Exhibits

    B.1 Form of Title Transfer Agreement*

    D.1 Application to Connecticut Department of Public Utility Control
        ("DPUC")*

    D.2 Order of the DPUC*

    D.3 Joint request to DPUC*

    D.4 Order of the DPUC**

    D.5 Application to Federal Energy Regulatory Commission**

    D.6 Order of Federal Energy Regulatory Commission**

    E.  Map***

    F. Opinion of Counsel**

    H  Form of Notice*

    I. Journal Entries to Record Effect of Sale**

* Filed with the original Application/Declaration
** Filed with this Amendment No. 1.
*** Filed with this Amendment No. 1 under cover of Form SE.

   (b) Financial Statements

    See Paragraph 4 of Item I above

[FN]

<F1> The provision for depreciation is calculated using the straight-line method based on the estimated remaining useful lives of depreciable utility plant-on-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of nonnuclear facilities are accrued over the life of the plant as a component of depreciation.

<FN/>

                                   SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned officer or attorney thereunto duly authorized.


Date:  April 19, 2001

                                  NORTHEAST UTILITIES


                                  By:  /S/ Randy A. Shoop
                                  Randy A. Shoop
                                  Its Assistant Treasurer - Finance

                                  THE CONNECTICUT LIGHT AND POWER COMPANY


                                  By: /S/ Randy A. Shoop
                                  Randy A. Shoop
                                  Its Treasurer